March 21, 2011

United States Securities and Exchange
Commission
100 F Street NE
Washington, DC 20549

Attn:  John Dana Brown
          Attorney-Advisor

                      RE:  Wilder Filing, Inc.
         Amendment No. 5to Form 10
         Filed March 4, 2011
         File No. 000-53876

Dear Mr. Brown:

We are in receipt of your letter dated March 18, 2011 and would like to respond as follows:

Risk Factors

1.	We have added a risk factor to discuss the risk of Wilder being subject to payroll taxes if the IRS re-characterizes some portion or all of past distributions as compensation.

Thank you.

Very truly yours,
/s/
Joel Schonfeld